SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Publicly Listed Company

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3, NYSE: GFA) (“Gafisa” or “Company”), in compliance with the provisions of paragraph 4 to article 157 of Law n. 6.404/76 and CVM Instruction n. 358/2002, hereby publicly discloses what follows:

1.                         In addition to the Material Facts released on June 1st and June 6, 2012 regarding the Third Phase of the Investment Agreement and Other Covenants entered into on 10.02.2006 (“Investment Agreement”), which established rules and conditions for Gafisa acquiring and holding shares of the corporate capital of Alphaville Urbanismo S.A. (“AUSA”), the Company informs that, as set forth strictly in said Investment Agreement, the stock prices of R$5.11 used to determine the number of 70,251,551 shares of Gafisa to be issued to Alphapar – Alphaville Participações S.A. was calculated based on the daily arithmetic media (trading days) of closing stock prices in R$/shares of Gafisa in the period between the 5th and 20th business day prior to the date of receipt of the valuation that defined the final amount of the operation, which is March 23, 2012.

2.                         The decision of the Company for this payment option was due for the reason to be economically more interesting, besides avoiding the leverage. The Third Phase shall contractually follow identical structure to the ones adopted in the previous phases, in which companies holding stakes in AUSA were incorporated by Gafisa.

3.                         The Company also informs that received on June 7, 2012 a notice from AUSA shareholders expressing the understanding – legal and contractually mistaken, in the interpretation of Gafisa’s management and its legal advisors – regarding the interpretation of the Investment Agreement, based on which should allegedly prevail the stock price of R$3.70, with the issuance of 97,055,876 shares, which would lead to an unjustified dilution of Gafisa’s shareholders, the reason why Gafisa, through the necessary means, will insist on the correct application of the contracted criteria.

4.                         Notwithstanding the above mentioned, the Company keeps working on the details of the structure for the implementation of Third Phase, seeking to finalize it as soon as possible, and will keep the market informed about any new events.

São Paulo, June 8, 2012.

Andre Bergstein
Chief Executive Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 8, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer